June 10, 2009

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Division of Corporation Finance

Mail Stop 6010

United States Securities and Exchange Commission

100 First Street N. E.

Washington, D.C. 20549

Re:	UnumProvident Corporation

Form 10-K for the fiscal year ended December 31, 2008

Filed February 23, 2009

File Number 001-11294

Dear Mr. Rosenberg:

In response to your letter dated May 21, 2009 and sent to us on June 1, 2009, we are providing the following information as requested, in corresponding order to the numbered items in the aforementioned letter (repeated for your convenience).

Item 7. Management’s Discussion and Analysis of Financial Condition and Results...

Gross Unrealized Losses, page 90

1. Please provide us disclosure which explains how fair value and interest and principal payments are determined for equity linked trust certificates.

Company Response:

Our principal protected equity linked trust certificates represent our investment in a trust which holds forward contracts to purchase shares of a Vanguard S&P 500 index mutual fund. This trust also holds a defeasance swap contract for U.S. Treasury bonds to provide principal protection for the investments. Based on a formula in the trust agreement, if the S&P 500 index drops below a certain level, the defeasance swap is triggered, and we relinquish our right to the shares of the Vanguard fund and receive a U.S. Treasury bond which, at its maturity, would equal our initial investment in the trust.

The certificates have a mandatory fixed maturity date of 2032. We evaluate for impairment considering the unique features of the contract and our view of whether we will recover the amortized cost on or before the fixed maturity date. While we have principal protection, we monitor and evaluate based on the underlying Vanguard S&P index mutual fund.

The certificates are reported as fixed maturity securities in our consolidated balance sheets. Per the guidelines of SFAS 133, these certificates, which contain a host instrument consisting of a zero coupon bond and embedded derivatives consisting of prepaid forward contracts to purchase shares of a Vanguard S&P 500 index mutual fund and the aforementioned defeasance swap, are accounted for as hybrid instruments. The certificates are bifurcated because the embedded derivatives are not clearly and closely related to the debt host. The embedded derivatives qualify for hedge accounting with no ineffectiveness under SFAS 133. The bifurcation requirements of SFAS 133 do not extend to financial statement presentation if the host and embedded derivative together represent the issuer’s obligation to a bond holder. Therefore, we are allowed to combine the embedded derivatives with the underlying host contract (the bond) and report the value of the trust certificates as fixed maturity securities. Interest income is accreted on the zero coupon bond, using an effective interest rate offered by zero coupon bonds with similar credit quality and maturities at the time of issuance. We regularly evaluate whether the original effective interest rate needs to be modified based on our expected recovery of the amortized cost.

The certificates do not provide for periodic principal or interest payments. The value of the securities at maturity will be equal to the fair value of the underlying S&P 500 index mutual fund shares that will be received by us from the trust at that time.

This security is currently at an unrealized loss because the fixed rate of accretion on the bond has exceeded the rate of return on the underlying S&P 500 index fund since the purchase date of the security. Based on the level of the S&P 500 index at the time that we purchased this security, we believe that the value of the underlying S&P 500 index mutual fund will equal or exceed the amortized cost of the security at maturity in 2032 and that the decline in fair value is temporary.

These certificates are the only investment of this type in our portfolio. We do not propose to put this extended disclosure into each of our quarterly filings but wanted to provide you with this information.

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

Note 4 – Investments

Fixed Maturity Securities, page 127

2. Refer to your response to comment four. While you discuss a reason that generally results in an unrealized loss on below-investment-grade fixed maturity securities, it is unclear whether you believe that the $668 million unrealized loss as of December 31, 2008 was caused by credit concerns. Please revise your discussion to specifically address the December 31, 2008 loss position. In addition, revise your discussion to identify the factors you relied on in determining that the gross unrealized losses are temporary, rather than providing a list of items that you generally consider.

Company Response:

The proposed disclosure which we provided to you on April 15, 2009 in response to your initial Comments 3 and 4 in your April 2, 2009 letter is repeated below, with further changes to that response, based on your additional comments in your May 21, 2009 letter, shown in tracking to aid in your review.

As further background for your review, the process we utilize in determining whether impairments are other than temporary includes the evaluation of all factors in our proposed disclosure below, as available and applicable for each investment. Our review procedures culminate in a thorough documentation of the results of our analysis and our conclusions regarding impairments. For those investments for which we recognize other than temporary impairment losses of $10 million or greater, we include in our Management’s Discussion and Analysis (pages 82-84 of our 2008 Form 10-K) a discussion of the reasons for our conclusions. For those investments with unrealized losses $20 million or greater, we include (pages 90-93 of our 2008 Form 10-K) a discussion of the factors which we believe resulted in the impairment and the information we considered in reaching the conclusion that the impairments were not other than temporary. Because of the size of our portfolio, we do not believe it is practical to include within our SEC filings a discussion of our evaluation and conclusions reached for each individual investment with an unrealized loss. We have, however, revised our proposed footnote disclosure to more specifically address our current period loss position and to, in general terms, discuss the material items that we evaluated to determine that the investments were not other than temporarily impaired.

Our proposed disclosure is as follows, using the revised language of FASB Staff Position FAS 115-2 and FAS 124-2, Recognition and Presentation of Other-Than-Temporary Impairments. We will make the requested expanded disclosure in future filings, beginning with our second quarter of 2009 Form 10-Q.

Of the $3,551.7 million in gross unrealized losses on fixed maturity securities at December 31, 2008, $2,883.7 million, or 81.2 percent, are related to investment-grade fixed maturity securities. Unrealized losses on our investment-grade fixed maturity securities principally relate to changes in interest rates or changes in market or sector credit spreads which occurred subsequent to the acquisition of the securities.

The gross unrealized loss on below-investment-grade fixed maturity securities was $668.0 million at December 31, 2008, or 18.8 percent, of the total gross unrealized loss on fixed maturity securities. Generally, below-investment-grade fixed maturity securities are more likely to develop credit concerns than investment-grade securities. ~~The credit component of an unrealized loss on below-investment-grade fixed maturity securities is normally a larger portion of the unrealized loss than is the case for investment-grade fixed maturity securities.~~ At December 31, 2008, the unrealized losses in our below-investment-grade fixed maturity securities were generally due to overall liquidity concerns in the high yield bond market, general widening of credit spreads in certain industries or sectors, heightened risk aversion across all markets, and, to a lesser extent, credit concerns related to specific securities. For each specific security in an unrealized loss position, we believe that there are positive factors which mitigate credit concerns and that the securities for which we have not recorded an other than temporary impairment will recover in value.

In determining when a decline in fair value below amortized cost of a fixed maturity security is other than temporary, we evaluate the following factors:

•	~~The probability of recovering principal and interest~~ Whether we expect to recover the entire amortized cost basis of the security.
•

~~Our ability and intent to retain the security for a sufficient period of time for it to recover~~ Whether we intend to sell the security or will be required to sell the security before the recovery of its amortized cost basis.

•	Whether the security is current as to principal and interest payments.
•	The significance of the decline in value.
•	The time period during which there has been a significant decline in value.
•	Current and future business prospects and trends of earnings.
•	The valuation of the security’s underlying collateral.
•	Relevant industry conditions and trends relative to their historical cycles.
•	Market conditions.

•	Rating agency and governmental actions.
•	Bid and offering prices and the level of trading activity.
•	Adverse changes in estimated cash flows for securitized investments.
•	Changes in fair value subsequent to the balance sheet date.
•	Any other key measures for the related security.

We evaluate available information, including the factors noted above, both positive and negative, in reaching our conclusions. In particular, we also consider the strength of the issuer’s balance sheet, its debt obligations and near term funding requirements, cash flow and liquidity, the profitability of its core businesses, the availability of marketable assets which could be sold to increase liquidity, its industry fundamentals and regulatory environment, and its access to capital markets. Although all available and applicable factors are considered in our analysis, our expectation of recovering the entire amortized cost basis of the security, whether we intend to sell the security, whether we more likely than not will be required to sell the security before recovery of its amortized cost, and whether the security is current on principal and interest payments are the most critical factors in determining whether impairments are other than temporary. The significance of the decline in value and the length of time during which there has been a significant decline are also important factors, but we do not record an impairment loss based solely on these two factors, since often other factors will impact our evaluation of a security.

While determining other than temporary impairments is a judgmental area, we utilize a formal, well-defined, and disciplined process to monitor and evaluate our fixed income investment portfolio, supported by issuer specific research and documentation as of the end of each period. The process results in a thorough evaluation of problem investments and the recording of realized losses on a timely basis for investments determined to have an other than temporary impairment.

If we determine that the decline in value of an investment is other than temporary, the investment is written down to fair value, and an impairment loss is recognized in the current period to the extent of the decline in value. ~~For those fixed maturity securities with an unrealized loss and on which we have not recorded an impairment write-down, we believe that the decline in fair value below amortized cost is temporary and that we will recover principal and interest. We have the ability and intent to hold these securities to the earlier of recovery or maturity.~~ For those fixed maturity securities with an unrealized loss for which we have not recorded an other than temporary impairment, we believe we will recover the entire amortized cost, we do not intend to sell the security, and we do not believe we more likely than not will be required to sell the security before recovery of its amortized cost. There have been no defaults in the repayment obligations of any securities for which we have not recorded an other than temporary impairment.

The following is a distribution of the maturity dates for fixed maturity securities in an unrealized loss position. The maturity dates have not been adjusted for possible calls or prepayments.

	December 31, 2008 (in millions of dollars)
	Fair Value	Gross Unrealized Loss
Due in 1 year or less	$116.2	$3.2
Due after 1 year up to 5 years	2,095.3	222.3
Due after 5 years up to 10 years	6,368.8	1,149.7
Due after 10 years	9,704.5	2,121.4

Subtotal	18,284.8	3,496.6
Mortgage/Asset-Backed Securities	346.1	55.1

Total	$18,630.9	$3,551.7

If you have any further questions or wish to discuss, please contact me at 423-294-1309.

Sincerely,

/s/ Robert C. Greving
Robert C. Greving Executive Vice President, Chief Financial Officer and Chief Actuary

cc:	Kei Ino

Division of Corporation Finance

United States Securities and Exchange Commission

Lisa Vanjoske

Division of Corporation Finance

United States Securities and Exchange Commission